SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

(X)  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

                      For the Year Ended December 31, 1998

                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

              Commission file number: Whitman Corporation 001-15019


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               WHITMAN CORPORATION

                                MASTER RETIREMENT

                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               WHITMAN CORPORATION
                               3501 Algonquin Road
                         Rolling Meadows, Illinois 60008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     WHITMAN CORPORATION
                                     MASTER RETIREMENT SAVINGS PLAN


                                      By: /s/ PETER M. PEREZ
                                          -------------------------------------
                                         Peter M. Perez
                                         Senior Vice President - Human Resources





Dated:  June 29, 1999

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                         TOGETHER WITH AUDITORS' REPORT

                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------
                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS



Report of Independent Public Accountants

Financial Statements:

    Statements of Net Assets Available for Benefits, with Fund Information, as of December 31, 1998 and 1997

    Statements of Changes in Net Assets Available for Benefits, with Fund Information, for the years ended December 31, 1998 and 1997

    Notes to Financial Statements


Exhibits:

    Exhibit A --    Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Whitman Corporation Master Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WHITMAN CORPORATION MASTER RETIREMENT SAVINGS PLAN as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Arthur Andersen LLP


Chicago, Illinois
June 23, 1999

                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1998

                              Participant Directed
                                Investment Funds

                                                   ---------------------------------------------------------------------------------

                                                                                             Aggressive      Fixed         Large
                                                   Conservative    Moderate      Growth        Growth        Income       Company
                                         Total       Portfolio    Portfolio     Portfolio     Portfolio       Fund          Fund
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Assets:

Plan interest in Whitman
 Corporation Defined
 Contribution Master Trust           $54,792,297   $ 1,682,246   $ 5,747,093   $10,381,915   $15,935,898   $ 9,113,881   $ 5,451,489

Contributions Receivable:
  Participant                             16,643           475         1,899         3,121         5,119         2,689         1,473
  Employer, net of forfeitures            12,842           449         1,507         2,396         3,600         2,523           990
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Assets                      54,821,782     1,683,170     5,750,499    10,387,432    15,944,617     9,119,093     5,453,952
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Liabilities:
  Expenses Payable                        43,267         1,385         4,559         8,108        12,509         7,519         4,312
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Liabilities                     43,267         1,385         4,559         8,108        12,509         7,519         4,312
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Assets Available for Benefits    $54,778,515   $ 1,681,785   $ 5,745,940   $10,379,324   $15,932,108   $ 9,111,574   $ 5,449,640
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                     -------------------------------------------------------------------
                                        Small                      Whitman     Participant
                                       Company    International     Stock         Notes
                                        Fund          Fund          Fund       Receivable       Other
                                     -----------   -----------   -----------   -----------   -----------

Assets:

Plan interest in Whitman
 Corporation Defined
 Contribution Master Trust           $ 1,157,760   $   621,304   $ 2,628,209   $ 2,015,128   $    57,374

Contributions Receivable:
  Participant                                418           332         1,117             -             -
  Employer, net of forfeitures               286           219           872             -             -
                                     -----------   -----------   -----------   -----------   -----------
    Total Assets                     $ 1,158,464   $   621,855   $ 2,630,198   $ 2,015,128   $    57,374
                                     -----------   -----------   -----------   -----------   -----------
Liabilities:
  Expenses Payable                           919           491         1,969         1,496             -
                                     -----------   -----------   -----------   -----------   -----------
    Total Liabilities                        919           491         1,969         1,496             -
                                     -----------   -----------   -----------   -----------   -----------
Net Assets Available for Benefits    $ 1,157,545   $   621,364   $ 2,628,229   $ 2,013,632   $    57,374
                                     ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.


                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1997

                              Participant Directed
                                Investment Funds

                                                   ---------------------------------------------------------------------------------

                                                                                             Aggressive      Fixed         Large
                                                   Conservative    Moderate      Growth        Growth        Income       Company
                                         Total       Portfolio    Portfolio     Portfolio     Portfolio       Fund          Fund
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Assets:

Plan interest in Whitman
  Corporation Defined
  Contribution Master Trust          $51,757,275   $ 1,342,930   $ 5,740,648   $ 9,908,515   $14,346,076   $ 9,460,189   $ 4,871,034

Contributions Receivable:
  Participant                             69,855         2,124         8,420        14,033        22,907        10,756         5,694
  Employer, net of forfeitures            22,696           843         2,808         4,488         6,988         4,495         1,311
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Assets                      51,849,826     1,345,897     5,751,876     9,927,036    14,375,971     9,475,440     4,878,039
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
Liabilities:
  Expenses Payable                        19,347           508         2,141         3,711         5,383         3,547         1,819
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Liabilities                     19,347           508         2,141         3,711         5,383         3,547         1,819
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net Assets Available for Benefits    $51,830,479   $ 1,345,389   $ 5,749,735   $ 9,923,325   $14,370,588   $ 9,471,893   $ 4,876,220
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                     -------------------------------------------------------------------
                                        Small                      Whitman     Participant
                                       Company    International     Stock         Notes
                                        Fund          Fund          Fund       Receivable       Other
                                     -----------   -----------   -----------   -----------   -----------

Assets:

Plan interest in Whitman
  Corporation Defined
  Contribution Master Trust          $ 1,264,844   $   813,814   $ 1,818,847   $ 2,171,767   $    18,611

Contributions Receivable:
  Participant                              1,884         1,554         2,483             -             -
  Employer, net of forfeitures               558           417           788             -             -
                                     -----------   -----------   -----------   -----------   -----------
    Total Assets                       1,267,286       815,785     1,822,118     2,171,767        18,611

Liabilities:
  Expenses Payable                           468           306           679           785             -
                                     -----------   -----------   -----------   -----------   -----------
    Total Liabilities                        468           306           679           785             -
                                     -----------   -----------   -----------   -----------   -----------
Net Assets Available for Benefits    $ 1,266,818   $   815,479   $ 1,821,439   $ 2,170,982   $    18,611
                                     ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.



                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1998

                              Participant Directed
                                Investment Funds

                                                   ---------------------------------------------------------------------------------

                                                                                             Aggressive      Fixed         Large
                                                   Conservative    Moderate      Growth        Growth        Income       Company
                                         Total       Portfolio    Portfolio     Portfolio     Portfolio       Fund          Fund
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

 ADDITIONS TO NET ASSETS:
 Net Investment Income from
 the Whitman Corporation Defined
 Contribution Master Trust           $ 8,237,906   $   180,657   $   870,635   $ 1,743,993   $ 2,793,546   $   498,772  $ 1,018,619

 Contributions:
   Participant                         4,209,371       344,953       442,558       738,281     1,417,058       553,759      357,869
   Employer, net of forfeitures        1,233,751        41,102       141,001       230,522       394,578       223,461      101,561
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------
     Total additions                  13,681,028       566,712     1,454,194     2,712,796     4,605,182     1,275,992    1,478,049
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------

 DEDUCTIONS FROM NET ASSETS:
   Participants' withdrawals           2,112,548       144,513       327,933       320,600       498,046       553,433      184,655
   Administrative expenses               148,218         4,829        16,223        28,666        45,264        27,041       15,565
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------
     Total deductions                  2,260,766       149,342       344,156       349,266       543,310       580,474      200,220
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------
 Transfer to other plans (Note 6)     (8,472,226)     (290,826)     (814,738)   (1,411,429)   (2,559,578)   (1,010,298)    (909,317)

 Interfund transfers                           -       209,852      (299,095)     (496,102)       59,226       (45,539)     204,908
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------

 Net increase (decrease)               2,948,036       336,396        (3,795)      455,999     1,561,520      (360,319)     573,420

 Net Assets Available for Benefits:
 At December 31, 1997                 51,830,479     1,345,389     5,749,735     9,923,325    14,370,588     9,471,893    4,876,220
                                     -----------   -----------   -----------   -----------   -----------   -----------  -----------
 At December 31, 1998                $54,778,515   $ 1,681,785   $ 5,745,940   $10,379,324   $15,932,108   $ 9,111,574  $ 5,449,640
                                     ===========   ===========   ===========   ===========   ===========   ===========  ===========

                                     -------------------------------------------------------------------
                                        Small                      Whitman     Participant
                                       Company    International     Stock         Notes
                                        Fund          Fund          Fund       Receivable       Other
                                     -----------   -----------   -----------   -----------   -----------


 ADDITIONS TO NET ASSETS:
 Net Investment Income from
 the Whitman Corporation Defined
 Contribution Master Trust           $    86,108   $   119,590   $   791,346   $   130,517   $     4,123

 Contributions:
   Participant                           111,395        76,374       167,124             -             -
   Employer, net of forfeitures           30,847        20,561        50,118             -             -
                                     -----------   -----------   -----------   -----------   -----------
     Total additions                     228,350       216,525     1,008,588       130,517         4,123
                                     -----------   -----------   -----------   -----------   -----------
 DEDUCTIONS FROM NET ASSETS:
   Participants' withdrawals              39,204        43,789        60,486       (33,049)      (27,062)
   Administrative expenses                 2,962         1,631         7,343         5,279        (6,585)
                                     -----------   -----------   -----------   -----------   -----------
     Total deductions                     42,166        45,420        67,829       (27,770)      (33,647)
                                     -----------   -----------   -----------   -----------   -----------
 Transfer to other plans (Note 6)       (260,943)     (167,998)     (670,693)     (376,406)            -

 Interfund transfers                     (34,514)     (197,222)      536,724        60,769           993
                                     -----------   -----------   -----------   -----------   -----------
 Net increase (decrease)                (109,273)     (194,115)      806,790      (157,350)       38,763

 Net Assets Available for Benefits:
 At December 31, 1997                  1,266,818       815,479     1,821,439     2,170,982        18,611
                                     -----------   -----------   -----------   -----------   -----------
 At December 31, 1998                $ 1,157,545   $   621,364   $ 2,628,229   $ 2,013,632   $    57,374
                                     ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.



                               WHITMAN CORPORATION
                         MASTER RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1997

                              Participant Directed
                                Investment Funds


                                                   ---------------------------------------------------------------------------------

                                                                                             Aggressive      Fixed         Large
                                                   Conservative    Moderate      Growth        Growth        Income       Company
                                         Total       Portfolio    Portfolio     Portfolio     Portfolio       Fund          Fund
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

ADDITIONS TO NET ASSETS:

Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust            $ 7,739,127   $   176,250   $   904,642   $ 1,732,605   $ 2,694,011   $   589,927   $ 1,045,844

Contributions:
  Participant                          5,572,377       186,905       635,191     1,095,673     1,850,896       773,099       464,613
  Employer, net of forfeitures         2,013,014        76,053       222,377       401,367       635,771       322,094       168,001
  Transfer from prior plans            2,892,720             -             -             -             -     2,892,720             -
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total Additions                   18,217,238       439,208     1,762,210     3,229,645     5,180,678     4,577,840     1,678,458
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals              2,428,369        81,488       231,764       368,660       614,478       769,622       195,895
Administrative Expenses                  135,851         2,082         9,305        15,803        22,311        31,134         7,962
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

    Total Deductions                   2,564,220        83,570       241,069       384,463       636,789       800,756       203,857
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Interfund Transfers                            -        48,725       192,427       409,571       688,748    (2,822,652)      740,681
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Net increase (decrease)               15,653,018       404,363     1,713,568     3,254,753     5,232,637       954,432     2,215,282

Net Assets Available for Benefits
At December 31, 1996                  36,177,461       941,026     4,036,167     6,668,572     9,137,951     8,517,461     2,660,938
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
At December 31, 1997                 $51,830,479   $ 1,345,389   $ 5,749,735   $ 9,923,325   $14,370,588   $ 9,471,893   $ 4,876,220
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                     -------------------------------------------------------------------
                                        Small                      Whitman     Participant
                                       Company    International     Stock         Notes
                                        Fund          Fund          Fund       Receivable       Other
                                     -----------   -----------   -----------   -----------   -----------
ADDITIONS TO NET ASSETS:

Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust                227,494        12,597       205,287       146,379         4,091

Contributions:
  Participant                            148,695       135,257       292,728             -       (10,680)
  Employer, net of forfeitures            54,860        40,331        92,160             -             -
  Transfer from prior plans                    -             -             -             -             -
                                     -----------   -----------   -----------   -----------   -----------
    Total Additions                      431,049       188,185       590,175       146,379        (6,589)
                                     -----------   -----------   -----------   -----------   -----------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                112,136        44,479        86,489       (66,539)      (10,103)
Administrative Expenses                    1,835         1,581         2,543           785        40,510
                                     -----------   -----------   -----------   -----------   -----------

    Total Deductions                     113,971        46,060        89,032       (65,754)       30,407
                                     -----------   -----------   -----------   -----------   -----------
Interfund Transfers                      259,539       (27,153)       73,922       442,008        (5,816)
                                     -----------   -----------   -----------   -----------   -----------
Net increase (decrease)                  576,617       114,972       575,065       654,141       (42,812)

Net Assets Available for Benefits
At December 31, 1996                     690,201       700,507     1,246,374     1,516,841        61,423
                                     -----------   -----------   -----------   -----------   -----------
At December 31, 1997                   1,266,818       815,479     1,821,439     2,170,982        18,611
                                     ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements.


                               WHITMAN CORPORATION
                                MASTER RETIREMENT
                                  SAVINGS PLAN
                                   ----------

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

(1)  Description of Plan

The following brief description of the Whitman Corporation Master Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers eligible employees of Whitman Corporation and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with Whitman Corporation being considered an Employer. Any hourly employee who is a member of a group of employees to whom the Plan has been made available through collective bargaining, or through other unilateral employment requirements, and has elected to participate in the Plan is considered a Participant. During 1998, one operating company, Pepsi-Cola General Bottlers, Inc. participated in the plan. During 1997, three operating companies participated in this Plan - Hussmann International, Inc. (Hussmann), Midas, Inc. (Midas) and Pepsi-Cola General Bottlers, Inc. (Pepsi) (See Note 6). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits participating Employers to select from a variety of features to offer a custom- tailored Plan to employee groups. The Employer may offer the Plan in the form of a Pre-tax 401(k) Savings Plan or an After-tax Savings Plan. A variety of employee/employer contribution arrangements are available and are in effect for various employee groups.

The total annual pre-tax contributions by a Participant were limited in 1998 and 1997 to the lesser of $10,000 and $9,500, respectively (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue
Code) or the appropriate percentage of the Participant's total compensation during the year.

Forfeitures

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a Participant has terminated or withdrawn from the Plan. In the event a Participant is rehired and reimburses the amount disbursed to him from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce Employer contributions.

Plan Termination

Although it has not expressed any intent to do so, Whitman Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a
Participant is entitled is the benefit that can be provided from the Participant's account.

Participant Notes Receivable

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

Vesting

Participants will be 100% vested in Employer contributions made after completion of 5 years of vesting service, if permanently disabled, upon attainment of age 65, upon death, or if terminated by an Employer for specific reasons.

Participants are immediately vested in their voluntary contributions and actual earnings thereon.

Payment of Benefits

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses

External administrative expenses for the preparation and maintenance of the Plan's financial records and participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options

Participants in the Plan have the right to direct that their contributions be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1998 and 1997, the following investments were offered:

               o  Conservative Portfolio
               o  Moderate Portfolio
               o  Growth Portfolio
               o  Aggressive Growth Portfolio
               o  Fixed Income Fund
               o  Large Company Fund
               o  Small Company Fund
               o  International Fund
               o  Whitman Stock Fund

Employer matching contributions may be directed into the same funds, using the same percentages, as Participant contributions. Earnings on investments in each of the investment funds are reinvested in the respective funds.

(2)  Interest in Whitman Corporation Defined Contribution Master Trust

Certain assets of the Plan are in the Whitman Corporation Defined Contribution Master Trust (the Trust) which was established for the investment of assets of the Plan and another Whitman Corporation sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the Trustee). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1998 and 1997, the Plan's interest in the net assets of the Trust was approximately 24% and 15%, respectively.

The Trust held the following classifications of investments as of December 31, 1998 and 1997:

                                             1998                  1997
                                       -----------------     -----------------
Investments at market value:
  Common Stock                         $      34,759,490     $      40,068,461
  Collective Investment Trusts               151,066,205           233,152,798
  Participant Notes Receivable                 4,779,889             7,932,041

Investments at contract value:
  Investment contracts                        39,735,483            67,731,979
                                       -----------------     -----------------
  Total Trust Investments              $     230,341,067     $     348,885,279
                                       =================     =================

As of December 31, 1998 and 1997, the net assets of the Trust include the above investments and other miscellaneous net assets totaling $196,184 and $249,329, respectively.

Investment Income for the Trust is as follows for the years ended December 31, 1998 and 1997:

                                             1998                 1997
                                       -----------------     -----------------
Net appreciation in fair value of
investments:
  Common Stock                         $      12,340,410     $       4,124,603
  Collective Investment Trusts                25,069,057            42,698,298
                                       -----------------     -----------------
                                              37,409,467            46,822,901
Interest and Dividends                         3,394,724             6,275,399
                                       -----------------     -----------------
  Total Investment Income              $      40,804,191     $      53,098,300
                                       =================     =================

(3)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for the investment contracts, the Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.


Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the year ended December 31, 1998 and 1997, was 6.2% and 6.5%, respectively. The aggregate interest rate for the investment contracts as of December 31, 1998 and 1997, was 6.6% and 6.7%, respectively. The fair value of the investment contracts in the Trust as of December 31, 1998 and 1997, was approximately $40,500,000 and $68,900,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The  financial  statements  have been  prepared  in  accordance  with  generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)   Transfer From Prior Plan

Effective January 1, 1997, the assets attributable to the hourly employees under the Lou Gen, Ltd. Profit Sharing Plan were transferred to the Plan.

(5)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(6)   Transfer to Other Plans

On June 23, 1997, Whitman Corporation announced the planned spin-offs of two of its operating subsidiaries, Midas, Inc. ("Midas") and Hussmann International, Inc. ("Hussmann") to Whitman shareholders. Effective January 1, 1998, Midas created the Midas Retirement Savings Plan for Salaried Employees, the Midas Retirement Savings Plan for Hourly Employees, and the Midas Defined Contribution Master Trust; and Hussmann created the Hussmann International, Inc. Retirement Savings Plan for Salaried Employees, the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, and the Hussmann International, Inc. Defined Contribution Master Trust, to manage activity previously performed with the Whitman Corporation Retirement Savings Plan, the Whitman Corporation Master Retirement Savings Plan and the Whitman Corporation Defined Contribution Master Trust.

In conjunction with the spin-offs, investment management for the S&P 500, extended market, EAFE, and U.S. debt funds was transferred from Barclays Global Investors to State Street Global Advisors. Effective January 1, 1998, $224.7 million of Whitman Corporation Defined Contribution Master Trust assets were transferred from Barclays Global Investors to State Street Global Advisors. Effective January 9, 1998, the fair market value of assets attributable to the accounts of the participants who were employees of Midas and Hussmann was transferred by the Whitman Corporation Defined Contribution Master Trust to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in accordance with the Distribution and Indemnity Agreements executed by Whitman with Midas and Hussmann. The asset transfer was $61.1 million to the Midas Defined Contribution Master Trust and $97.9 million to the Hussmann International, Inc. Defined Contribution Master Trust.

On January 30, 1998, Whitman completed the dividend distribution of Midas and Hussmann common stock to Whitman shareholders of record on January 16, 1998. On February 3, 1998, the Whitman Corporation Defined Contribution Master Trust transferred the Midas and Hussmann shares received in the dividend distribution to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in exchange for Whitman Corporation common shares. The market value of the asset exchange was $2.1 million with the Midas Defined Contribution Master Trust and $5.7 million with the Hussmann International, Inc. Defined Contribution Master Trust.

(7)   Subsequent Event

On January 25, 1999, Whitman Corporation announced that its Board of Directors had approved a new business relationship with PepsiCo, Inc. ("PepsiCo"). As part of the Contribution and Merger Agreement (the "Agreement") with PepsiCo and Heartland Territories Holdings, Inc. ("New Whitman), PepsiCo contributed certain assets of several domestic franchise territories in May 1999 to New Whitman and Whitman Corporation merged into New Whitman. In addition, the Agreement provided for Whitman Corporation's principal operating subsidiary, Pepsi-Cola General Bottlers, Inc. ("Pepsi General") to sell to PepsiCo certain of its operations. The sale of these operations occurred in March 1999. Pepsi General also acquired certain international operations of PepsiCo in May 1999.

In July, 1999, the assets attributable to the accounts of the participants who were employees of the domestic operations sold to PepsiCo are expected to be transferred to the trust established under PepsiCo's retirement plans. The asset transfer is expected to be approximately $5 million.

Effective June 11, 1999, the assets attributable to the participants under the PepsiCo sponsored retirement plan were transferred to the Whitman Corporation Defined Contribution Master Trust. The asset transfer amounted to approximately $15 million.

                                                                       Exhibit A






                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into Whitman Corporation's previously filed Registration Statement File No. 033-53427.




ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 23, 1999